UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): March 13, 2023

Otis Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3316802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series Collection Drop 001, Series Collection Drop 002, Series Collection Drop 003, Series Collection Drop 004, Series Collection Drop 005, Series Collection Drop 006, Series Collection Drop 007, Series Collection Drop 008, Series Collection Drop 009, Series Collection Drop 010, Series Collection Drop 012, Series Collection Drop 013, Series Collection Drop 014, Series Collection Drop 018
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Series Collection Drop 005 Underlying Asset Sale
On March 8, 2023, Series Collection Drop 005, a series of Otis Collection LLC, a Delaware series limited liability company (the “Company”), entered into an agreement to sell the Series Collection Drop 005 Asset, a non-fungible token by Larva Labs titled CryptoPunk #543, for $100,000 versus the Series Collection Drop 005 offering amount of $30,500, or $51,500 inclusive of equity issued to the asset seller. In connection with the sale, Otis Wealth, Inc. (the “Manager”) will assume any remaining outstanding but unpaid Series Collection Drop 005 acquisition and offering expenses and waived any and all rights to receive the 10% distribution pursuant to Section 7.02 of the Company’s limited liability company agreement, dated October 10, 2019, as amended. This will result in a net gain to holders of interests in Series Collection Drop 005. The closing of the sale was consummated on March 9, 2023.
The Manager, as the manager of Series Collection Drop 005, has been appointed as liquidator and will distribute to holders of interests in Series Collection Drop 005 all of the remaining assets (which consist only of cash) of Series Collection Drop 005, after making provision for taxes and liabilities of Series Collection Drop 005, if any. After making such distribution, the Manager intends to begin winding up Series Collection Drop 005 as the series will no longer have any assets or liabilities. For the avoidance of doubt, the liquidator has not withheld any distribution for taxes related to the gain on the sale for individual holders of interests in Series Collection Drop 005.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2023	OTIS COLLECTION LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director